Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(expressed in US Dollars)

Independent Auditor’s Report

To the Shareholders of Midas Gold Corp.

Opinion

We have audited the consolidated financial statements of Midas Gold Corp. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2019 and 2018, and the consolidated statements of net loss and comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards (“Canadian GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Jayana Darras.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, British Columbia

March 18, 2020

Midas Gold Corp.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2019 and December 31, 2018

(Expressed in US dollars)

	Notes	December 31, 2019	December 31, 2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$17,504,622	$29,886,558
Receivables		123,576	264,047
Prepaid expenses		782,416	270,161
		$18,410,614	$30,420,766
NON-CURRENT ASSETS
Buildings and equipment	5	$247,103	$396,881
Right-of-use assets	4	423,774	-
Exploration and evaluation assets	6	71,423,369	71,132,883
		$72,094,246	$71,529,764
TOTAL ASSETS		$90,504,860	$101,950,530

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables		$4,228,719	$2,921,175
Warrant derivative (i)	7	274,723	454,819
Lease liabilities	4	178,294	-
		$4,681,736	$3,375,994
NON-CURRENT LIABILITIES
Convertible notes	8	$27,336,373	$23,433,664
Convertible note derivative (ii)	9	25,478,212	48,479,797
Non-current lease liabilities	4	265,563	-
		$53,080,148	$71,913,461
TOTAL LIABILITIES		$57,761,884	$75,289,455

EQUITY
Share capital	10	$283,489,579	$267,595,776
Equity reserve	10	25,882,517	24,394,532
Deficit		(276,629,120)	(265,329,233)
TOTAL EQUITY		$32,742,976	$26,661,075
TOTAL LIABILITIES AND EQUITY		$90,504,860	$101,950,530

Approved on behalf of the Board of Directors:

/s/ Stephen Quin	/s/ Donald Young
Stephen Quin - Director	Donald Young - Director

Footnotes:

(i)	The warrant derivative is valued at fair value in accordance with International Financial Reporting Standards (“IFRS”). There are no circumstances in which the Corporation would be required to pay any cash upon exercise or expiry of the warrants or options. See Note 7.

(ii)	The Convertible Note Derivative is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes. See Note 9.

See accompanying notes to consolidated financial statements

Midas Gold Corp.

CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

For the years ended December 31, 2019 and December 31, 2018

(Expressed in US dollars)

	Notes	December 31, 2019	December 31, 2018
EXPENSES
Consulting		$199,628	$44,001
Corporate salaries and benefits		779,803	649,053
Depreciation	4,5	249,300	267,085
Directors’ fees		131,217	124,719
Exploration and evaluation	11	26,877,306	25,072,224
Office and administrative		141,743	177,495
Professional fees		363,243	187,256
Share based compensation	10	1,935,681	1,305,433
Shareholder and regulatory		348,850	341,851
Travel and related costs		215,920	241,063
OPERATING LOSS		$31,242,691	$28,410,180

OTHER (INCOME) EXPENSES
Change in fair value of warrant derivative (i)	7	$(180,096)	$202,224
Change in fair value of convertible note derivative (ii)	9	(24,786,758)	22,783,374
Finance costs	12	2,707,277	2,475,660
Foreign exchange (gain) / loss		2,883,315	(5,946,729)
(Gain)/loss on sale of building and equipment		(18,500)	-
Interest income		(548,042)	(636,724)
Total other (income) loss		$(19,942,804)	$18,877,805

NET LOSS AND COMPREHENSIVE LOSS		$11,299,887	$47,287,985

NET LOSS PER SHARE, BASIC AND DILUTED		$0.04	$0.22

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED		254,627,960	216,893,422

Footnotes:

(i)	The warrant derivative is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay any cash upon exercise or expiry of the warrants or options. See Note 7.

(ii)	The Convertible Note Derivative is valued at fair value in accordance with IFRS. There are no circumstances in which the Corporation would be required to pay cash upon conversion of the Convertible Notes. See Note 9.

See accompanying notes to consolidated financial statements

Midas Gold Corp.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars except for number of shares)

		Share Capital
	Note	Shares	Amount	Equity Reserve	Deficit	Total
BALANCE, January 1, 2018		186,356,265	$228,787,138	$23,635,063	$(218,041,248)	$34,380,954
Share based compensation	10	-	-	1,232,233	-	1,232,233
Private placement	10	46,551,731	38,065,907	-	-	38,065,907
Share issue cost	10	-	(542,635)	-	-	(542,635)
Shares issued from options	10	1,904,694	1,285,366	(472,764)	-	812,601
Net loss and comprehensive loss for the year		-	-	-	(47,287,985)	(47,287,985)
BALANCE, December 31, 2018		234,812,690	$267,595,776	$24,394,532	$(265,329,233)	$26,661,075
Share based compensation	10	-	-	2,001,087	-	2,001,087
Public offering	10	33,200,000	14,929,176	-	-	14,929,176
Share issue cost	10	-	(844,832)	-	-	(844,832)
Shares issued to Stibnite Foundation (or share based payments)	10	1,500,000	877,500	-		877,500
Shares issued through Stock Appreciation Rights	10	225,856	137,836	(203,241)		(65,405)
Exercise of options	10	1,386,950	794,123	(309,861)	-	484,262
Net loss and comprehensive loss for the year		-	-	-	(11,299,887)	(11,299,887)
BALANCE, December 31, 2019		271,125,496	$283,489,579	$25,882,517	$(276,629,120)	$32,742,976

See accompanying notes to consolidated financial statements

Midas Gold Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars)

	Notes	December 31, 2019	December 31, 2018
OPERATING ACTIVITIES:
Net loss		$(11,299,887)	$(47,287,985)
Adjustments for:
Share based compensation	10	2,001,087	1,305,433
Share based payments	10	877,500	-
Depreciation	4,5	249,300	267,085
Accretion and interest expense	8,12	2,684,458	2,475,660
Gain on disposal of buildings and equipment		(18,500)	-
Change in fair value of warrant derivative	7	(180,096)	202,224
Change in fair value of convertible note derivative	9	(24,786,758)	22,783,374
Unrealized foreign exchange (gain) loss		2,993,016	(5,966,416)
Interest paid on leases	4	22,819	-
Interest income		(548,042)	(636,724)
Changes in:
Receivables		149,925	(162,845)
Prepaid expenses		(512,255)	18,187
Trade and other payables		1,307,544	(323,679)
Net cash used in operating activities		$(27,059,889)	$(27,325,685)
INVESTING ACTIVITIES:
Investment in exploration and evaluation assets	6	$(290,486)	$(275,290)
Purchase of buildings and equipment	5	(20,456)	(120,960)
Sale of buildings and equipment		18,500	-
Interest received		538,588	572,314
Net cash provided by investing activities		$246,146	$176,063
FINANCING ACTIVITIES:
Proceeds from issuance of common shares through financing	10	$14,929,176	$38,065,907
Payment of transaction costs on issuance of common shares through financing	10	(844,832)	(542,635)
Proceeds from issuance of common shares through exercise of options		418,856	739,400
Interest paid on convertible notes	8	(18,727)	(19,276)
Payment of lease liabilities		(81,803)	-
Net cash provided by financing activities		$14,402,670	$38,243,397
Effect of foreign exchange on cash and cash equivalents		29,137	(122,640)
Net increase (decrease) in cash and cash equivalents		(12,381,936)	10,971,135
Cash and cash equivalents, beginning of year		29,886,558	18,915,423
Cash and cash equivalents, end of year		$17,504,622	$29,886,558

Cash		$410,701	$2,104,088
Investment savings accounts		3,642,709	8,538,843
GIC and term deposits		13,451,212	19,243,627
Total cash and cash equivalents		$17,504,622	$29,886,558

See accompanying notes to consolidated financial statements

Midas Gold Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars)

1.	Nature of Operations

Midas Gold Corp. (“the Corporation” or “Midas Gold”) was incorporated on February 22, 2011 under the Business Corporations Act of British Columbia. The Corporation was organized to hold shares in wholly owned subsidiaries that locate, acquire, develop and restore mineral properties located principally in the Stibnite – Yellow Pine mining district in Valley County, Idaho, USA. The Corporation’s principal asset is 100% ownership in subsidiaries that control the Stibnite Gold Project (“Stibnite Gold Project” or the “Project”). The Corporation currently operates in one segment, mineral exploration in the United States. The corporate office of Midas Gold is located at 890-999 West Hastings Street, Vancouver, BC, V6C 2W2, Canada.

2.	Basis of Preparation

a.	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) as at December 31, 2019.

b.	Basis of Presentation

These consolidated financial statements have been prepared on the historic cost basis except for certain financial instruments, which are measured at fair value as explained in the Summary of Significant Accounting Policies set out in Note 3.

These consolidated financial statements for the years ended December 31, 2019 and December 31, 2018 were approved and authorized for issue by the board of directors on March 12, 2020.

c.	Adoption of New Accounting Standards

The Corporation applied IFRS 16 with a date of initial application of January 1, 2019 using the modified retrospective approach, under which the cumulative effect of initial application, if any, is recognized in retained earnings at January 1, 2019. The details of the changes in accounting policies are disclosed below.

At inception of a contract, the Corporation assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset (a right-to-use, or “ROU” asset) for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Corporation assesses whether:

-	The contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset.

-	The Corporation has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

-	The Corporation has the right to direct the use of the asset. The Corporation has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Corporation has the right to direct the use of the asset if either:

o	The Corporation has the right to operate the asset; or

o	The Corporation designed the asset in a way that predetermines how and for what purpose it will be used.

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Midas Gold Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars)

2.	Basis of Preparation (continued)

If a contract is deemed to be, or contains, a lease, the Corporation recognizes an ROU asset and a lease liability at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The Corporation has elected not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement, as a practical expedient permissible under IFRS 16.

The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the end of the lease term. The estimated useful lives of ROU assets are determined on the same basis as those of property and equipment. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The ROU asset is presented as a separate line in the consolidated statement of financial position.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Corporation’s incremental borrowing rate. Both the current and non-current lease liability are presented as separate lines in the consolidated statement of financial position.

Lease payments to be included in the measurement of the lease liability comprise the following:

-	Fixed payments, including in-substance fixed payments;

-	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

-	Amounts expected to be payable under a residual value guarantee; and

-	The exercise price under a purchase option that the Corporation is reasonably certain to exercise, lease payments in an optional renewal if the Corporation is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Corporation is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Corporation’s estimate of the amount expected to be payable under a residual value guarantee, or if the Corporation changes its assessment of whether it will exercise a purchase, extension or termination option due to an event within the Corporation’s control.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero.

The Corporation has elected not to recognize ROU assets and lease liabilities for leases of low-value assets and short-term leases that have a lease term of less than 12 months and where extension clauses within the original contract have been fully utilized. The Corporation recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

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Midas Gold Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars)

2.	Basis of Preparation (continued)

In the comparative period, assets held under leases were all classified as operating leases under IAS 17 and were not recognized in the Corporation’s statement of financial position. Payments made under operating leases were recognized in profit or loss on a straight-line basis over the term of the lease. There were no leases in place at the prior year end that would not qualify for the exemptions permissible for short-term leases and leases of low-value assets under IFRS 16.

3.	Summary of Significant Accounting Policies

a.	Basis of Consolidation

These consolidated financial statements include the financial statements of Midas Gold and its wholly owned subsidiary companies:

Midas Gold Idaho, Inc.;

Idaho Gold Resource Company, LLC; and

Stibnite Gold Company.

All intercompany transactions, balances, income and expenses, have been eliminated.

b.	Functional and Presentation Currency

The functional and presentation currency of the Corporation and its subsidiaries is the US Dollar (“USD” or “$”). As the Midas Gold corporate office is located in Vancouver, BC, there are also certain transactions in Canadian Dollars (CAD or C$). All amounts in these consolidated financial statements are in USD, unless otherwise stated.

c.	Cash and Cash Equivalents

For the purpose of the consolidated statements of financial position and consolidated statements of cash flows, the Corporation considers all highly liquid investments readily convertible to a known amount of cash with an original maturity of three months or less and subject to an insignificant risk of changes in value to be cash equivalents.

d.	Financial Assets

Financial assets are classified into one of four categories, fair value through profit or loss (“FVTPL”), fair value through Other Comprehensive Income (“FVOCI”) as a debt investment, FVOCI as an equity investment and amortized cost.

The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.

(i)	FVTPL financial assets

Financial assets are classified as FVTPL when the financial asset is held for trading or it is designated as FVTPL. A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling in the near future;

•	it is a part of an identified portfolio of financial instruments that the Corporation manages and has an actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

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Midas Gold Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars)

3.	Summary of Significant Accounting Policies (continued)

Financial assets classified as FVTPL are stated at fair value with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized incorporates any dividend or interest earned on the financial asset. Transaction costs related to assets classified as FVTPL are expensed. The Corporation does not have any assets classified as FVTPL financial assets.

(ii)	FVOCI financial assets – debt investments

Financial assets are classified as FVOCI – debt investments if both of the following conditions are met:

•	The asset is held within a business model whose objective is achieved by both holding the financial asset in order to collect contractual cash flows and selling the financial asset, and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Corporation does not have any assets classified as FVOCI – debt investments.

(iii)	FVOCI financial asset – equity investments

IFRS 9 requires all equity investments to be measured at fair value, with a default approach of recognizing all changes in fair value through profit or loss. For equity investments that are not held for trading, entities can make irrevocable election at initial recognition to classify the instruments as at FVOCI, with all subsequent changes in fair value being recognized in other comprehensive income (OCI). Under this new category, fair value changes are recognized in OCI while dividends are recognized in profit and loss. The Corporation does not have any assets classified as FVOCI – equity investments.

(iv)	Amortized cost

Financial assets are classified as amortized cost if both of the following conditions are met:

•	The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These assets are subsequently measured at amortized cost using the effective interest method.

(v)	Effective interest method

The effective interest method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

(vi)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each period end. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

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Midas Gold Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars)

3.	Summary of Significant Accounting Policies (continued)

Objective evidence of impairment could include the following:

•	significant financial difficulty of the issuer or counterparty;

•	default or delinquency in interest or principal payments;

•	it has become probable that the borrower will enter bankruptcy or financial reorganization; or

•	a significant or prolonged decline in value.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of all financial assets, excluding trade receivables, is directly reduced by the impairment loss. The carrying amount of trade receivables is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized; the previously recognized impairment loss is reversed through profit or loss. On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had impairment not been recognized.

(vii)	Derecognition of financial assets

A financial asset is derecognized when:

•	the contractual right to the asset’s cash flows expire; or

•	if the Corporation transfers the financial asset and substantially all risks and rewards of ownership to another entity.

e.	Financial Liabilities and Equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Corporation are recorded at the proceeds received, net of direct issue costs.

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities.

(i)	Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

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Midas Gold Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars)

3.	Summary of Significant Accounting Policies (continued)

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expenses over the corresponding period. The effective interest rate is the rate that exactly discounts estimated future cash payments over the expected life of the financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

The Corporation has classified trade and other payables and Convertible Notes as other financial liabilities. The Corporation has classified the warrant derivative and Convertible Note Derivative as FVTPL.

(ii)	Derecognition of financial liabilities

The Corporation derecognizes financial liabilities when, and only when, the Corporation’s obligations are discharged, cancelled or they expire.

f.	Exploration and Evaluation Assets and Expenses

Exploration and evaluation assets are recorded at cost less accumulated impairment losses, if any. All direct costs related to the acquisition of mineral properties are capitalized until the technical feasibility and commercial viability of the asset is established, at which time the capitalized costs are reclassified to mineral properties under development. Technical feasibility and commercial viability are defined as (1) the determination of mineral reserves and (2) a decision to proceed with development has been recommended by management and approved by the Corporation’s board of directors. Exploration and evaluation costs, subsequent to acquisition, are expensed until it has been established that a mineral property is technically feasible and commercially viable, and a mine development decision has been made by the Corporation.

Thereafter, the Corporation will capitalize expenditures subsequently incurred to develop the mine, prior to the start of mining operations.

Management reviews the facts and circumstances to determine whether there is an indication that the carrying amount of the exploration and evaluation assets exceeds the recoverable amount at each reporting date. Indication includes but is not limited to, the expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned and if the entity has decided to discontinue exploration activity in the specific area. If facts and circumstances exist that indicate that the assets are impaired, management will assess whether the carrying value exceeds recoverable value, and the Corporation will impair the carrying value of the property.

Where the Corporation has determined that impairment indicators exist, the Corporation will also assess for impairment under IAS 36 Impairment of assets, whereby the cash generating unit (“CGU”) is assessed for impairment by comparing the carrying value to its recoverable amount, which is the higher of the value in use and the fair value less costs to sell. The fair value less costs to sell is determined by the best information available to reflect the amount the Corporation could receive for the CGU in an arm’s length transaction.

g.	Loss Per Share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of share purchase options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding share purchase options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting periods. All share purchase options and warrants were anti-dilutive for the years presented.

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Midas Gold Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars)

3.	Summary of Significant Accounting Policies (continued)

h.	Foreign Currency Translation

Transactions in currencies other than the entity’s functional currency are recorded at the exchange rate prevailing at the dates of the transactions. Monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities carried at fair value are translated using the historical rate on the date the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in the consolidated Statement of Net Loss and Comprehensive Loss.

i.	Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the Statement of Net Loss and Comprehensive Loss.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the substantively enacted tax rates expected to apply when the asset is realized, or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Corporation does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is derecognized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Corporation intends to settle its current tax assets and liabilities on a net basis.

j.	Share Based Compensation

The Corporation grants share purchase options to directors, officers, employees and consultants. The board of directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing price on the day proceeding the day the options were granted.

The fair value of the options granted is measured at the grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period, which is the period over which all of the specific vesting conditions are satisfied. Forfeitures are estimated at the grant date. For awards with graded vesting, the fair value of each tranche is measured separately and recognized over its respective vesting period. The fair value is recognized as an expense with a corresponding increase in equity reserve. The amount recognized as expense is adjusted to reflect the number of share options which actually vest.

13

Midas Gold Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars)

3.	Summary of Significant Accounting Policies (continued)

When the Corporation grants share purchase options, which only vest upon satisfaction of a contingent event, the fair value of the option is measured on the date of grant using the same valuation model and assumptions used for options without performance conditions. The Corporation will recognize compensation expense based on an estimate of performance condition that will be satisfied.

k.	Reclamation and Remediation

The Corporation recognizes liabilities for statutory, contractual, constructive or legal obligations associated with buildings and equipment and exploration and evaluation assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value of such costs. The Corporation’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. The Corporation’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates. The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. As at December 31, 2019 and 2018, the Corporation had no rehabilitation liabilities.

l.	Buildings and Equipment

Buildings and equipment are recorded at cost less depreciation, depletion and accumulated impairment losses, if any.

Where significant components of buildings and equipment have different useful lives, the components are accounted for as separate items. Expenditures incurred to replace a component that is accounted for separately, including major inspection and overhaul expenditures, are capitalized. Directly attributable expenses incurred for major capital projects are capitalized until the asset is brought to a working condition for its intended use. These costs include dismantling and site restoration costs to the extent these are recognized as a provision.

The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate portion of normal overhead. The costs of day-to-day servicing are recognized in expenses as incurred, as “maintenance and repairs.”

The Corporation depreciates its assets, less their estimated residual values, as follows:

Category	Method	Useful life
Equipment and Vehicles	Straight-line	3 to 7 years
Buildings	Straight-line	5 to 10 years

The depreciation method, useful life and residual values are assessed annually.

m.	Impairment

The Corporation’s tangible and intangible assets are reviewed for indications of impairment at each reporting date. If an indication of impairment exists, the asset’s recoverable amount is estimated to determine extent of impairment, if any. Where the asset does not generate independent cash inflows, the Corporation estimates the recoverable amount of the Cash Generating Unit (“CGU”) to which the asset belongs.

14

Midas Gold Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars)

3.	Summary of Significant Accounting Policies (continued)

An impairment loss is recognized when the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit and loss for the period. The recoverable amount is the greater of the asset’s fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

n.	Leases

Payments on leases that are considered to be short-term in nature or have low-value assets are expensed on a straight-line basis over the term of the relevant lease. Operating leases that are deemed to have an identifiable ROU asset are recorded in accordance with IFRS 16, as discussed in detail in Note 4 below.

o.	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received, and the amount receivable can be measured reliably.

p.	Significant Accounting Estimates and Judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, events or actions, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

i)	Probability of future economic benefits of exploration and evaluation costs

The application of the Corporation’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is probable that future economic benefits will be generated from the exploitation of an exploration and evaluation asset when activities have not yet reached a stage where a reasonable assessment of the existence of reserves can be determined. The estimation of mineral reserves is a complex process and requires significant assumptions and estimates regarding economic and geological data and these assumptions and estimates impact the decision to either expense or capitalize exploration and evaluation expenditures.

15

Midas Gold Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars)

3.	Summary of Significant Accounting Policies (continued)

Upon determination of mineral reserves, the Corporation evaluates the commercial viability of the assets, based on the existence of mineral reserves as well as the ability to obtain permitting, financing and a commercially viable construction schedule. Upon making a decision to proceed with the development of the property, the exploration and evaluation assets would be reclassified to mineral properties under development.

ii)	Functional currency

The functional currency for each of the Corporation's subsidiaries is the currency of the primary economic environment in which the entity operates. The Corporation has determined that the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Corporation reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

i)	Impairment of building and equipment and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Corporation's building and equipment and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Corporation operates that are not within its control and affect the recoverable amount of its building and equipment and exploration and evaluation assets. Internal sources of information management considers include the manner in which mining properties and building and equipment are being used or are expected to be used and indications of economic performance of the assets.

ii)	Mineral resource and reserve estimates

The figures for mineral resources and reserves are determined in compliance with the requirements of National Instrument 43-101, "Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral resources and reserves, including many factors beyond the Corporation's control. Such estimation is a subjective process, and the accuracy of any mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences from management's assumptions (including economic assumptions such as metal prices and market conditions) could have a material effect in the future on the Corporation's financial position and results of operation.

iii)	Valuation of share-based compensation, convertible note derivative and warrant derivative

The Corporation uses the Black-Scholes Option Pricing Model or other valuation models for valuation of share-based compensation, Convertible Note Derivative and warrant derivative. Option pricing models require the input of subjective assumptions including expected share price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Corporation's net loss and equity reserves.

16

Midas Gold Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars)

4.	Leases

The Corporation leases building space for the Corporate office in Vancouver, BC, and for the U.S. subsidiaries in Donnelly, ID and Boise, ID and has identified these leases to have ROU assets. As at December 31, 2019, these are the only leases identified to have ROU assets. The Corporation is utilizing an incremental borrowing rate of 10% for calculating lease liabilities and ROU assets.

ROU Assets

Property
Balance, January 1, 2019	$-
Additions	502,841
Depreciation charge for the period	(79,067)
Balance, December 31, 2019	$423,774

Lease Liabilities

December 31,2019
Maturity analysis – contractual undiscounted cash flows
Less than one year	$212,896
One to five years	282,893
Total undiscounted lease liabilities at December 31, 2019	$495,789
Lease liabilities included in the statement of financial position at December 31, 2019	$443,857
Current	$178,294
Non-Current	$265,563

Amounts recognized in profit and loss

December 31, 2019
Depreciation expense of ROU assets	$(79,067)
Expenses relating to short-term leases	(146,918)
Expenses relating to leases of low-value assets	(15,383)
Interest on lease liabilities	(22,819)

Payments made during the period for leases where the Corporation has elected to not recognize ROU assets and lease liabilities are recognized in the statement of net loss and comprehensive loss and presented in the table above.

Amounts recognized in the statement of cash flows

December 31, 2019
Total payments on lease liability	$(81,803)
Principal on leases	(58,984)
Interest expense	(22,819)

17

Midas Gold Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars)

5.            Buildings and Equipment

At December 31, 2019 and December 31, 2018, the Corporation’s buildings and equipment were as follows:

	Buildings	Equipment and Vehicles	Total
Cost
Balance, December 31, 2017	$2,477,480	$4,697,590	$7,175,070
Additions	-	120,960	120,960
Balance, December 31, 2018	$2,477,480	$4,818,551	$7,296,031
Additions	-	20,456	20,456
Disposals	(157,189)	(622,293)	(779,482)
Balance, December 31, 2019	$2,320,291	$4,216,714	$6,537,005

Accumulated Depreciation
Balance, December 31, 2017	$2,337,014	$4,295,051	$6,632,065
Depreciation charge for the year	66,690	200,395	267,085
Balance, December 31, 2018	$2,403,704	$4,495,446	$6,899,150
Depreciation charge for the year	41,399	128,834	170,233
Disposals	(157,189)	(622,293)	(779,482)
Balance, December 31, 2019	$2,287,914	$4,001,995	$6,289,901

Carrying Value
Balance, December 31, 2018	$73,776	$323,105	$396,881
Balance, December 31, 2019	$32,377	$214,726	$247,103

During 2019, the Corporation removed the cost and accumulated depreciation of fully depreciated capital assets disposed of in the current and prior years. Depreciation expense on buildings and equipment for the years ended December 31, 2019 and December 31, 2018 was $170,233 and $267,085, respectively.

6.	Exploration and Evaluation Assets

At December 31, 2019 and December 31, 2018, the Corporation’s exploration and evaluation assets at the Stibnite Gold Project were as follows:

	December 31,		December 31,
	2018	Additions	2019
Acquisition Costs
Interest on notes payable	$116,546	$-	$116,546
Mineral claims	83,538,047	290,486	83,828,533
Royalty interest	1,026,750	-	1,026,750
Sale of royalty interest	(13,548,460)	-	(13,548,460)
Balance	$71,132,883	$290,486	$71,423,369

	December 31,		December 31,
	2017	Additions	2018
Acquisition Costs
Interest on notes payable	$116,546	$-	$116,546
Mineral claims	83,262,757	275,290	83,538,047
Royalty interest	1,026,750	-	1,026,750
Sale of royalty interest	(13,548,460)	-	(13,548,460)
Balance	$70,857,593	$275,290	$71,132,883

18

Midas Gold Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars)

6.             Exploration and Evaluation Assets (continued)

Summary

The Corporation’s subsidiaries acquired mineral rights to the Stibnite Gold Project through several transactions. All mineral rights held by the Corporation’s subsidiaries are held at 100% through patented and unpatented mineral and mill site claims, except the Cinnabar claims which are held under an option to purchase agreement, and all of the Stibnite Gold Project is subject to a 1.7% net smelter returns royalty.

The Cinnabar claims are subject to an option agreement amendment dated December 1, 2016, which states that from and after the date of the amended agreement and any time during the term of the amended agreement, the Corporation has the option to own 100% of the Cinnabar claim group at no further cost. The amended agreement also states that if the Corporation elects not to exercise the option of ownership, the option will remain in good standing with payments of $40,000 per year for five years paid on each December 1 beginning in 2017. At the end of the five years, rather than elect to take ownership of the Cinnabar claim group the Corporation has the option to extend the agreement for an additional 15 years, with annual payments each year on December 1st as follows: 2022 – 2026: $25,000; 2027 – 2031: $30,000; and 2032 – 2036: $35,000. As at December 31, 2019, $870,000 had been paid to date on the amended option agreement and original option agreement, dated May 3, 2011, which gives the Corporation the option to acquire the property at no further cost. At completion of the amended option agreement, the Corporation will have paid $950,000 in total related to the claims.

Mineral Rights

Although the Corporation has taken steps to verify mineral rights to the properties in which it has an interest and, in accordance with industry standards for properties in the exploration stage, these procedures do not guarantee the Corporation’s title and interests. Mineral title may be subject to unregistered prior agreements and noncompliance with regulatory requirements.

7.            Warrant Derivative

In May 2013, the Corporation issued to Franco Nevada Corporation (“Franco”) 2,000,000 share purchase warrants (“Franco Warrants”). The Franco Warrants are exercisable into 2,000,000 common shares of the Corporation at C$1.23 per warrant. The Franco Warrants contain a mandatory conversion feature which requires Franco to exercise 100% of the outstanding warrants if, at any time, the volume weighted average trading price of Midas Gold’s common shares is equal to or greater than C$3.23 for a period of 30 consecutive trading days. The Franco Warrants expire on May 9, 2023.

The exercise price of the Franco Warrants is denominated in Canadian dollars; however, the functional currency of the Corporation is the US Dollar. As a result of this difference in currencies, the proceeds that will be received by the Corporation are not fixed and will vary based on foreign exchange rates and the warrants are a derivative and are required to be recognized and measured at fair value at each reporting period. Any changes in fair value from period to period are recorded as a non-cash gain or loss in the consolidated statement of net loss and comprehensive loss. Upon exercise, the holders will pay the Corporation the respective exercise price for each warrant exercised in exchange for one common share of Midas Gold and the fair value at the date of exercise and the associated non-cash liability will be reclassified to share capital.  The non-cash liability associated with any warrants that expire unexercised will be recorded as a gain in the consolidated statement of net loss and comprehensive loss. There are no circumstances in which the Corporation would be required to pay any cash upon exercise or expiry of the warrants.

Midas Gold Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars)

7.            Warrant Derivative (continued)

A reconciliation of the change in fair values of the derivative is below:

Fair Value of Warrant Derivative
Balance, December 31, 2017	$252,595
Change in fair value of warrant derivative	202,224
Balance, December 31, 2018	$454,819
Change in fair value of warrant derivative	(180,096)
Balance, December 31, 2019	$274,723

The fair value of the warrants was calculated using the Black-Scholes valuation model. The inputs used in the Black-Scholes valuation model are:

	December 31, 2019	December 31, 2018
Share price	C$0.63	C$0.96
Exercise price	C$1.23	C$1.23
Expected term (in years)	3.4	2.4
Expected share price volatility	65%	65%
Annual rate of quarterly dividends	0%	0%
Risk-free interest rate	1.7%	1.9%

8.            Convertible Notes

On March 17, 2016, the Corporation issued unsecured convertible notes (the “Convertible Notes”) for gross proceeds of $38.5 (C$50.0) million. The Convertible Notes bear interest at a rate of 0.05% per annum, payable annually in cash or common shares (at the Corporation’s election) or added to the principal and payable on maturity and have a maturity date of March 17, 2023. On the maturity date, the outstanding principal amount of the Convertible Notes is due and payable in cash unless converted in advance of that date. The holders of the Convertible Notes may convert any portion of their Convertible Notes at any time prior to the maturity date into common shares of the Corporation at a price of C$0.3541 per share. If there is an equity financing completed at 95% of C$0.3541, or below, the conversion price is adjusted downward. The Convertible Notes can be redeemed by the Corporation after four years with not more than 60-days written notice and not less than 30-days written notice when the Corporation’s common shares reach a price of C$0.7082 or higher. Following the notice of redemption, but prior to the redemption date, the holders may convert their Convertible Notes to be redeemed into common shares at the then-current conversion price.

During March of 2019, the annual interest payment was made to note holders in cash, in the amount of $18,727.

The Convertible Notes are deemed to contain an embedded derivative (“Convertible Note Derivative”) relating to the conversion option. The Convertible Note Derivative was valued upon initial recognition at fair value using partial differential equation methods at $19.8 million (Note 9). At inception, the gross proceeds of the Convertible Notes were reduced by the estimated fair value of the Convertible Note Derivative ($19.8 million) and the transaction costs related to the Convertible Notes ($0.4 million) resulting in a balance of $18.3 million. The Convertible Notes are measured at amortized cost and will be accreted to maturity over the term using the effective interest method. The expected value of the Convertible Notes at maturity is $38.4 million (C$49.9 million) based on the exchange rate at December 31, 2019 (2018 - $36.6 million (C$49.9 million)).

Midas Gold Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars)

8.            Convertible Notes (continued)

The components of the Convertible Notes are summarized as follows:

Convertible Notes
Balance, December 31, 2017	$22,944,867
Accretion and interest expense	2,475,660
Interest payments	(19,276)
Foreign exchange adjustments	(1,967,588)
Balance, December 31, 2018	$23,433,664
Accretion and interest expense	2,684,458
Interest payments	(18,727)
Foreign exchange adjustments	1,236,979
Balance, December 31, 2019	$27,336,373

9.            Convertible Note Derivative

The Convertible Note Derivative related to the Convertible Notes (Note 8) was valued upon initial recognition at fair value of $19.8 million using partial differential equation methods and is subsequently re-measured at fair value at each period end through the consolidated statement of net loss and comprehensive loss. The components of the Convertible Note Derivative are summarized as follows:

Convertible Note Derivative
Balance, December 31, 2017	$29,817,891
Fair value adjustment	22,783,374
Foreign exchange adjustments	(4,121,468)
Balance, December 31, 2018	$48,479,797
Fair value adjustment	(24,786,758)
Foreign exchange adjustments	1,785,173
Balance, December 31, 2019	$25,478,212

Upon conversion of the Convertible Notes, the fair value of the Convertible Note Derivative and the carrying value of the Convertible Notes will be reclassified to share capital.  There are no circumstances in which the Corporation would be required to pay any cash upon conversion of the Convertible Notes.

The fair value of the Convertible Note Derivative was calculated using partial differential equation methods. The inputs used in the valuation model include the following, with a change in share price having the most significant impact on the valuation:

	December 31, 2019	December 31, 2018
Risk-free interest rate	1.7%	1.9%
Expected term (in years)	3.2	4.2
Share Price	C$0.63	C$0.96
Credit Spread	10%	10%
Implied discount on share price	37% - 26%	37% - 26%
Expected share price volatility	58%	56%

Midas Gold Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars)

10.           Share Capital

a.	Authorized

Unlimited number of common shares without par value.

Unlimited number of first preferred shares without par value.

Unlimited number of second preferred shares without par value.

b.	Common Shares Issued

On June 19, 2019, the Corporation issued 33,200,000 shares at a price of C$0.60 per common share, for gross proceeds of $14.9 million (C$19.9 million) with transaction costs of $0.8 million (C$1.1 million). The net proceeds of the issuance were $14.1 million (C$18.8 million).

On April 16, 2019, the Corporation issued 1,500,000 common shares in the capital of the Company, valued at $877,500, to launch the Stibnite Foundation in Idaho. These grants to the Stibnite Foundation were made in accordance with the Corporation’s ongoing annual and milestone funding obligations pursuant to the terms of the Community Agreement between Midas Gold Idaho and eight communities and counties throughout the West Central Mountains regions of Idaho.

c.	Share purchase options

Under the terms of the Corporation's Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods as determined by the Board of Directors of the Corporation and the exercise price shall not be less than the five-day weighted-average share price on the day preceding the award date, subject to regulatory approval. The Stock Option Plan includes a Stock Appreciation Rights (“SAR”) clause which allows individuals the option to terminate vested options and receive shares in lieu of the benefits which would have been received had the options been exercised. All stock options granted are subject to vesting, with one quarter vesting upon issuance and one quarter vesting on each anniversary from the date of grant.

A summary of share purchase option activity within the Corporation’s share-based compensation plan for the years ended December 31, 2019 and 2018 is as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Balance, December 31, 2017	13,930,750	$0.68
Options granted	5,220,000	0.72
Options expired	(10,000)	0.71
Options terminated via SAR	(645,000)	0.83
Options exercised	(1,811,675)	0.56
Balance December 31, 2018	16,684,075	$0.70
Options granted	5,760,000	0.87
Options expired	(543,375)	0.70
Options terminated via SAR	(787,500)	0.54
Options exercised	(1,386,950)	0.49
Balance, December 31, 2019	19,726,250	$0.77

Midas Gold Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars)

10.          Share Capital (continued)

During 2020, 637,750 stock options with exercise prices ranging from C$0.42 to C$0.46 will expire unless exercised prior to their expiry dates.

The number of outstanding options represents 7.3% of the issued and outstanding shares at December 31, 2019. During the year ended December 31, 2019, the Corporation’s total share-based compensation was $1,935,681 (2018 - $1,305,433). This is comprised of $2,001,087 in periodic stock-based compensation related to options granted (2018 - $1,438,942) and $(65,406) related to SAR activity (2018 – $(133,509)).

The fair value of options granted is estimated at the time of the grant using the Black-Scholes option pricing model. The weighted average inputs used in the Black-Scholes option pricing model are:

	December 31, 2019	December 31, 2018
Fair value options granted	$0.55	$0.39
Risk-free interest rate	1.8%	2.1%
Expected term (in years)	5.0	5.0
Expected share price volatility	64%	64%
Expected dividend yield	-	-
Expected forfeiture	5%	5%

An analysis of outstanding share purchase options as at December 31, 2019 is as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices (C$)	Number	Weighted Average Exercise Price (C$)	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price (C$)	Weighted Average Remaining Contractual Life (Years)
$0.31 - $0.46	1,957,375	$0.37	0.7	1,957,375	$0.37	0.7
$0.59 - $0.72	6,355,125	$0.62	3.1	3,499,500	$0.63	2.5
$0.82 - $0.89	5,268,750	$0.88	2.2	4,015,313	$0.88	2.0
$0.91 - $0.98	6,145,000	$0.96	3.8	1,373,750	$0.97	3.8
$0.31 - $0.98	19,726,250	$0.77	2.8	10,845,938	$0.72	2.2

d.	Warrants

There was a total of 2,000,000 warrants outstanding as of both December 31, 2018 and December 31, 2019.

Midas Gold Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars)

11.          Exploration and Evaluation Expenditures

The Corporation’s exploration and evaluation expenditures at the Stibnite Gold Project for the years ended December 31, 2019 and 2018 were as follows:

	Year Ended
	December 31, 2019	December 31, 2018
Exploration and Evaluation Expenditures
Consulting and labor cost	4,805,971	5,537,589
Drilling	-	458,763
Field office and drilling support	2,272,395	3,034,230
Engineering	2,151,586	4,793,314
Permitting	13,881,784	8,738,492
Environmental and reclamation	1,042,363	1,757,279
Legal and sustainability	2,723,207	752,556
Exploration and Evaluation Expense	$26,877,306	$25,072,224

12.          Finance Costs

The Corporation’s finance costs for the year ended December 31, 2019 and 2018 were as follows:

	Year Ended
	December 31, 2019	December 31, 2018
Finance costs
Accretion	2,665,577	2,456,337
Interest expense on Convertible Notes	18,881	19,323
Interest expense on leases	22,819	-
	$2,707,277	$2,475,660

13.          Risk Management and Financial Instruments

The Corporation's objectives are to safeguard the Corporation's ability to continue as a going concern in order to support the Corporation's normal operating requirements, continue the exploration, evaluation and, if warranted, development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition. For financial assets measured at amortized cost, these assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

The Corporation’s financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, Convertible Notes, Convertible Note Derivative and warrant derivative. Cash and cash equivalents and trade and other receivables previously designated as loans and receivables under IAS 39 are now classified as amortized cost under IFRS 9. The trade and other payables and convertible note are designated as other financial liabilities, which are measured at amortized cost. The Convertible Note Derivative and warrant derivatives are designated at fair value through profit or loss. The cash and cash

Midas Gold Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars)

13.          Risk Management and Financial Instruments (continued)

equivalents, trade and other receivables, trade and other payables approximate their fair value due to their short-term nature.

The Corporation classified the fair value of the financial instruments according to the following fair value hierarchy based on the amount of observable inputs used to value the instruments:

The three levels of the fair value hierarchy are:

Level 1 –	Values based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2 –	Values based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

Level 3 –	Values based on prices or valuation techniques that are not based on observable market data.

At December 31, 2019 and December 31, 2018, the levels in the Fair Value hierarchy into which the Corporation’s financial assets and liabilities are measured and recognized on the balance sheet at fair value are categorized as follows:

		December 31, 2019
	Level 1	Level 2	Level 3
Convertible Note Derivative (Note 9)	$-	$-	$25,478,212
Warrant Derivative (Note 7)	-	-	274,723
	$-	$-	$25,752,935

	December 31, 2018
	Level 1	Level 2	Level 3
Convertible Note Derivative (Note 9)	$-	$-	$48,479,797
Warrant Derivative (Note 7)	-	-	454,819
	$-	$-	$48,934,616

Risk management is the responsibility of the Corporation’s management team, with oversight by the Board of Directors. The Corporation’s financial instrument risk exposures are summarized below:

a)	Credit Risk

The Corporation has no significant credit risk arising from operations. The Corporation’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables.  The Corporation holds its cash with Canadian chartered banks and the risk of default is considered to be remote. The Corporation has minimal accounts receivable exposure, and its refundable credits are due from the Canadian government.

b)	Liquidity Risk

Liquidity risk is the risk that the Corporation will be unable to meet its financial obligations as they fall due.  The Corporation’s approach to managing liquidity risk is to ensure it will have sufficient liquidity to meet liabilities when due.  The Corporation’s trade and other payables are generally due within 30 days. As at December 31, 2019, all trade and other payables were due within 30 days.

Midas Gold Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars)

13.         Risk Management and Financial Instruments (continued)

c)	Foreign Currency Risk

The Corporation’s functional and reporting currency is the USD and major purchases are transacted in USD.  The Corporation is exposed to the risk of changes in USD relative to the Canadian Dollar as a portion of the Corporation’s financial assets and liabilities are denominated in Canadian dollars. The Corporation monitors this exposure but has no contractual hedge positions. Financial assets and liabilities denominated in Canadian dollars are as follows, stated in USD:

	2019	2018
Cash and cash equivalents	$676,296	$1,545,020
Prepaids, trade and other receivables	152,535	251,068
Trade and other payables	(263,229)	(212,144)
Lease liabilities	(108,255)	-
Warrant derivative	(274,723)	(454,819)
Convertible notes	(27,336,373)	(23,433,664)
Convertible note derivative	(25,478,212)	(48,479,797)
	$(52,631,962)	$(70,784,336)

A five percent change in the US dollar exchange rate to the Canadian dollar would impact the Corporation’s earnings by $3,417,920 (2018 - $4,828,200).

During the year, the Corporation maintained a portion of its cash balance in Canadian Dollars. There is a risk that the Corporation’s cash balance be reduced on a fluctuation in the relevant exchange rate. The Corporation has a policy that all board approved expenditures be held in the currency they expect to be made in. Cash held in excess of board approved expenditures has been and will be actively managed by the Corporation’s management with consideration to the expected currency needs of the Corporation based on approved expenditures.

14.           Segmented Information

The Corporation operates in one segment, being the exploration, evaluation and potential development of the Stibnite Gold Project. Details on a geographic basis are as follows:

	2019	2018
Assets by geographic segment, at cost
Canada
Current assets	$17,487,984	$29,852,503
Non-current assets	103,744	20,878
	17,591,728	29,873,381
United States
Current assets	922,630	568,264
Non-current assets	71,990,502	71,508,885
	72,913,132	72,077,149
	$90,504,860	$101,950,530

Midas Gold Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars)

15.         Compensation of Key Management Personnel

During the year ended December 31, 2019, compensation of directors and officers and other key management personnel who have the authority and responsibility for planning, directing and controlling the activities of the Corporation was:

	December 31, 2019	December 31, 2018
Salaries and benefits	$753,203	$789,608
Share based compensation	616,104	395,170
	$1,369,307	$1,184,778

No post-employment benefits, termination benefits, or other long-term benefits were paid to or recorded for key management personnel during the years ended December 31, 2019 and 2018.

16.           Income taxes

a.	Income Tax Expense

The provision for income taxes reported differs from the amount computed by applying the applicable income tax rates to the loss before the tax provision due to the following:

	2019	2018
Net loss	$(11,299,887)	$(47,287,985)
Statutory tax rate	26.19%	26.49%
Recovery of income taxes computed at statutory rates	$(2,959,928)	$(12,525,792)
Tax losses not recognized in the period that the benefit arose	2,435,383	12,234,605
Share based compensation and other permanent differences	524,546	291,187
Income tax recovery	$-	$-

b.	The significant components of the Corporation’s deferred tax assets and liabilities are as follows:

	2019	2018
Net operating loss carry-forward	$36,438,782	$31,477,964
Buildings and equipment	509,728	549,375
Exploration and evaluation assets	30,829,284)	27,873,404
Convertible Note	3,875,849	8,891,890
Total	$71,653,642	$68,792,633

c.	Deferred tax assets have not been recognized in respect of the following items:

	2019	2018
Net operating loss carry-forward	$36,438,782	$31,477,964
Buildings and equipment	509,728	549,375
Exploration and evaluation assets	30,829,284	27,873,404
Convertible note	3,875,849	8,891,890
Other future deductions	821,208	439,389
	$72,474,850	$69,232,023

As at December 31, 2019, the Corporation had deductible temporary differences for which deferred tax assets have not been recognized because it is not probable that future profit will be available against which the Corporation can utilize the benefits.

Midas Gold Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars)

16.          Income taxes (continued)

As of December 31, 2019, the Corporation has US loss carry forwards of approximately $114,352,000 (2018 - $97,730,000) of which $114,352,000 (2018 - $97,730,000) have not been recognized. The Corporation also has Canadian loss carry forwards of approximately $24,019,000 (2018 - $21,981,982) available to reduce future years’ income for tax purposes. The Corporation also has tax pools related to Buildings and Equipment and Exploration and Evaluation assets of approximately $2,200,000 (2018 - $2,765,000) and $104,843,000 (2018 - $82,700,000), respectively. The Corporation recognizes the benefit of tax losses only to the extent of anticipated future taxable income in relevant jurisdictions. The tax loss carry forwards expire as follows:

Expiry of Tax Losses:	US	Canada
December 31, 2029	$342,000	$-
December 31, 2030	983,000	-
December 31, 2031	9,993,000	1,881,000
December 31, 2032	16,346,000	3,662,000
December 31, 2033	749,000	3,787,000
December 31, 2034	13,661,000	3,539,000
December 31, 2035	12,517,000	3,301,000
December 31, 2036	13,114,000	2,457,000
December 31, 2037	14,588,000	1,889,000
December 31, 2038	-	1,454,000
December 31, 2039	-	2,049,000
Indefinite carryover (Tax years beginning Jan. 1, 2018)	32,059,000	-
	$114,352,000	$24,019,000

The Corporation also has other future deductions available in the US and Canada of approximately $1,412,000 (2018 - $228,000) and $1,280,000 (2018 - $949,000), respectively for which the benefit has not been recognized.

d.	Unrecognized deferred tax liabilities:

At December 31, 2019, there are no material taxable temporary differences associated with investments in subsidiaries.

17.          Commitments and Contingencies

a.	Mining Claim Assessments

The Corporation currently holds mining claims on which it has an annual assessment obligation of $250,470 to maintain the claims in good standing. The Corporation is committed to these payments indefinitely. Related to the Mining Claims Assessments is a $335,000 bond related to the Corporation’s exploration activities.

The Corporation is obligated to make option payments on mineral claims comprising the Cinnabar prospect, which is part of the Project, in order to maintain an option to purchase to obtain title to these claims. As at December 31, 2019, the remaining option payments due on the Cinnabar property are $80,000, which will be paid over the next two years. The agreement includes an option to extend up to 20 years.

Midas Gold Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars)

17.          Commitments and Contingencies (continued)

b.	Stibnite Foundation

Upon formation of the Stibnite Foundation on February 26, 2019, the Corporation became contractually liable for certain future payments to the Foundation based on several triggering events, including receipt of a positive Record of Decision issued by the US Forest Service, receipt of all permits and approvals necessary for commencement of construction, commencement of construction, commencement of commercial production, and commencement of the final reclamation phase. These payments could begin as early as Q2 2021 based on the current permitting schedule and range from $0.1 million to $1 million (upon commencement of final reclamation phase) in cash and 1.5 million in shares. During commercial production, the Corporation will make payments to the Stibnite Foundation equal to 1% of Total Comprehensive Income less debt repayments or a minimum of $0.5 million.

In addition to the future payments discussed above, the Corporation also became contractually liable for certain periodic grants to the Stibnite Foundation. The last grant of $100,000 will be made during the first quarter of 2020.

The Foundation will support projects that benefit the communities surrounding the Stibnite Gold Project and was created through the establishment of the Community Agreement between Midas Gold Idaho, Inc. and eight communities and counties throughout the West Central Mountains region of Idaho.

c.	Legal Update

On August 8, 2019, the Nez Perce Tribe filed a complaint in the United States District Court for the District of Idaho claiming that Midas Gold Corp. and its related companies are violating the Clean Water Act by failing to secure permits for point source water pollution allegedly occurring at Midas Gold’s Stibnite Gold Project site. Midas Gold believes that the case will be ultimately dismissed.

The Corporation filed a motion to dismiss and, in the alternative, a motion to stay the litigation pending conclusion of negotiations with the Environmental Protection Agency (“EPA”) on an administrative order on consent (“AOC”) under the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”), a process that was underway before the plaintiff filed suit. Argument was heard on December 16, 2019 where the motion to dismiss was denied. On January 7, 2020, the Corporation filed its formal answer denying liability for the allegations contained in the complaint, and on January 8, the motion to stay the litigation was denied by the District Court. A scheduling order was entered February 11, 2020, and if the matter proceeds to trial, it will likely take place in 2021.

For the past two years, the Corporation has been working with EPA and the Idaho Department of Environmental Quality on a CERCLA agreement that will afford early clean up activity on the Stibnite Site. Under CERCLA section 113(h), citizen suits under the Clean Water Act are pre-empted from interfering in work covered under AOCs. The Federal court has been advised that Midas Gold and the regulatory entities are engaged in efforts to craft an approach under CERCLA that would attend to the water quality and other resource issues on the Stibnite Site and effectively address the relief sought in the Tribe’s litigation.

Midas Gold Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and December 31, 2018

(expressed in US dollars)

18.          Subsequent Events

Subsequent to December 31, 2019, the Corporation granted 3,380,000 stock options with a weighted average exercise price of C$0.62 that will expire in five years from the date of grant.

Also subsequent to year end, on March 17, 2020, the Corporation announced that it had completed a financing for gross proceeds of US$35.0 million (C$47.6 million), with proceeds to be used for continued work on the Stibnite Gold Project and for general working capital purposes. The financing was completed with Paulson & Co. Inc. (“Paulson”), on behalf of the several investment funds and accounts managed by Paulson, whereby Paulson purchased Canadian dollar denominated 0.05% senior unsecured convertible notes (the “2020 Notes”) issued by a wholly-owned subsidiary of the Corporation on a private placement basis. The 2020 Notes are convertible into common shares of the Corporation at a price of C$0.4655.